

January 19, 2011

Mr. David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
British Columbia, Canada

   RE: **Alexco Resource Corp.**
      Form 40-F for Fiscal Year Ended June 30, 2010
      Filed September 17, 2010
      File No. 1-33621

Dear Mr. Whittle:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ending June 30, 2010 filed September 17, 2010

Resources, page 15

1. We note you use a net smelter return cut-off value of $185/ton to determine your mineral resources. Please tell us how you determined your cut-off value of $185/ton, including a discussion of all the inputs used, such as metal prices, mining dilution, recovery factors, and smelter costs. As part of your response, please reconcile for us the net smelter return cut-off value of $185/ton discussed here to the projected LOM operating margin of $171/ton you discuss on page 3 of your Management's Discussion and Analysis for the year ended June 30, 2010.

Financial Analysis, page 18

2.   Please forward to our engineer as supplemental information and not as part of
        your filing, your life-of-mine financial analysis worksheet that was used to
        determine your project net present value. To minimize the transfer of paper, if
        possible, please provide the requested information electronically.

        In the event your company desires the return of this supplemental material, please
        make a written request with the letter of transmittal. Please note that you may
        request the return of this information pursuant to the provisions of Rule 418(b).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact John Coleman at (202) 551-3610 with questions about
engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                                Sincerely,

                                                Mark C. Shannon
                                                Branch Chief